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SEC File Number 0-29417

CUSIP Number 01662W 10 6
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
Form 12b-25
Notification of Late Filing
(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q
[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR
For Period Ended December 31, 2010
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the transition period ended __________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________

PART I - REGISTRANT INFORMATION
Louisiana Food Company
Full Name of Registrant

Former Name, if Applicable
917 Third Street
Address of Principal Executive Office (Street and Number)
Norco, Louisiana 70079
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b25(b), the following should be completed. (Check appropriate box).
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

Registrant is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended December 31, 2010, by the prescribed filing due date, inasmuch as Registrant’s independent auditor has not yet completed its review of the unaudited financial statements to be included in the Form 10-Q.

PART IV - OTHER INFORMATION
1.	Name and telephone number of person to contact in regard to this notification.
David Loflin	(877)	732-2143
(Name)	(Area Code)	(Telephone Number)
2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No
3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No
Inasmuch as Registrant was not in existence during the prior year’s period, Registrant’s operating results for the current period will reflect ongoing business operations.

LOUISIANA FOOD COMPANY
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2011.	LOUISIANA FOOD COMPANY

By:	WADDELL D. LOFLIN
Waddell D. Loflin
Vice President and Acting Chief Financial Officer [Principal Accounting Officer]